CONFIDENTIAL
November 22, 2011
By E-mail
Loan Lauren P. Nguyen,
      Division of Corporation Finance,
           Securities and Exchange Commission,
                100 F Street, N.E.,
                     Washington, D.C. 20549.

Re:	Capital Product Partners L.P. Registration Statement on Form F-3 Filed October 25, 2011 File No. 333-177491
Dear Ms. Nguyen:
          On behalf of Capital Product Partners L.P. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of November 14, 2011. In addition, Amendment No. 1 to the registration statement on Form F-3 (File No. 333-177491) (including exhibits thereto) (the “Registration Statement”), which reflects many of these responses, has been submitted for filing on the date hereof.
          All responses set forth in this letter are those of the Company. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. As a result of changes to the Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the registration statement on Form F-3 submitted to the Staff on October 25, 2011; the page numbers in the Company’s responses refer to the page numbers of the Registration Statement submitted to the Staff on November 22, 2011. Capitalized terms used but not defined in this letter have the meanings specified in the draft of the Registration Statement submitted on November 22, 2011.

Loan Lauren P. Nguyen	-2-
          General
1.	Please revise to name the subsidiary guarantors as co-registrants and include signature pages for each of the co-registrants in your next amendment.
R: The Company has reviewed the Staff’s comment and decided not to register guarantees on this Registration Statement. There are no guarantees existing relating to the securities being registered, and the revised Registration Statement reflects the removal of guarantees from this registration.
2.	Please revise the prospectus to include a description of the guarantees.
R: Because the Company is no longer registering guarantees on this Registration Statement, the revised Registration Statement does not include any description of guarantees.
          Exhibit 5.1
3.	We note that the opinion is limited to the laws of the Marshall Islands. To the extent that any subsidiary guarantor is organized or incorporated in a jurisdiction other than the Marshall Islands, please have counsel revise its opinion to also cover the laws of the jurisdiction in which the subsidiary guarantor is organized or incorporated or, alternatively, obtain separate opinions.
R: Because the Company is no longer registering guarantees on this Registration Statement, Watson Farley & Williams (New York) LLP has revised its opinion to omit any mention of guarantees or subsidiary guarantors and submitted to the Staff such revised opinion under Exhibit 5.1 on the date hereof.
4.	In this regard, an opinion that a guarantee is a binding obligation of the guarantor necessarily encompasses the opinion that the guarantor is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation. Please have counsel revise the carryover paragraph at the top of page two accordingly. Refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, for guidance.
R: Because the Company is no longer registering guarantees on this Registration Statement, Watson Farley & Williams (New York) LLP has revised its opinion to omit any mention of guarantees or subsidiary guarantors and submitted to the Staff

Loan Lauren P. Nguyen	-3-
such revised opinion under Exhibit 5.1 on the date hereof. Separately, Sullivan & Cromwell LLP has submitted to the Staff an opinion under Exhibit 5.2 dated the date hereof relating to the validity of the debt securities and warrants being registered in the Registration Statement.
5.	Refer to assumption (ii) in the second to last paragraph on page 2. It appears this assumption is inappropriate to make in a qualified opinion at this time. Please have counsel revise accordingly.
R: In response to the Staff’s comment, Watson Farley & Williams (New York) LLP revised its opinion and submitted to the Staff such revised opinion under Exhibit 5.1 on the date hereof.
* * * * *

Loan Lauren P. Nguyen	-4-
          The Company would greatly appreciate receiving the Staff’s comments on the revised Registration Statement as soon as possible. On behalf of the Company and its advisors, we once again thank you and the Staff for your assistance to date in connection with the review of the Company’s submission.
          If you have any questions relating to the foregoing, please feel free to call me at (212) 558-3445. I may also be reached by facsimile at (212) 558-3588 and by e-mail at claytonj@sullcrom.com. In my absence, please call Vijay S. Iyer at (212) 558-1671. He may also be reached by facsimile at (212) 291-9851 and by e-mail at iyerv@sullcrom.com.
Very truly yours,
/s/ Jay Clayton
Jay Clayton

cc:	J. Nolan McWilliams (Securities and Exchange Commission)

Ioannis E. Lazaridis Jerry Kalogiratos Irina Taka (Capital Product Partners L.P.)

Vangelis G. Bairactaris, Esq. (G.E. Bairactaris & Partners)

George Cambanis Daiva Kazlauskas (Deloitte. Hadjipavlou Sofianos & Cambanis S.A.)

Daniel Rodgers, Esq. Steven Hollander (Watson Farley & Williams (New York) LLP)

David C. Spitzer, Esq. Vijay S. Iyer Jodi A. Singer (Sullivan & Cromwell LLP)